Exhibit 99.1

The Hague, June 7, 2006

AEGON-CNOOC expands further into China with Zhejiang license

Continuing its expansion throughout China’s densely-populated and fast-growing coastal provinces, AEGON-CNOOC Life Insurance Company Ltd., has received a license from the China Insurance Regulatory Commission (CIRC) to begin life insurance activities in the country’s eastern Zhejiang province.

AEGON entered into a partnership with the Chinese National Offshore Oil Corporation (CNOOC) in 2002 to establish a 50/50 life insurance joint venture in Shanghai. Since then, the partners have expanded into businesses in Beijing and throughout the prosperous coastal provinces of Jiangsu and Shandong. The regions of China where AEGON-CNOOC is now active include a population of more than 200 million people.

The Zhejiang insurance sector has shown strong growth in recent years. In 2006, the province generated total life insurance premiums of approximately RMB 23 billion*) (EUR 2.2 billion), an increase of 12% compared with 2005. The AEGON-CNOOC Zhejiang branch will offer a comprehensive range of life, accident and health products through a broad range of distribution channels, including banks, tied agents, brokers and direct marketing.

“China represents one of AEGON’s key growth markets, given the significant potential in the coming years for life insurance and related products”, said AEGON’s Chairman and CEO Donald J. Shepard. “In the last couple of years, AEGON-CNOOC has been able to gain access to promising new provinces in China and to develop a solid platform for further expansion. We welcome this opportunity to continue our expansion strategy to serve the developing needs of the citizens of Zhejiang”.

*) Source: Zhejiang Statistics Information

ABOUT AEGON

AEGON is one of the world’s largest life insurance and pension companies, and a strong provider of investment products. AEGON empowers local business units to identify and provide products and services that meet the evolving needs of customers, using distribution channels best suited to local markets. AEGON takes pride in balancing a local approach with the power of an expanding global operation.

With headquarters in The Hague, the Netherlands, AEGON companies employ approximately 29,000 people worldwide. AEGON’s businesses serve millions of customers in over twenty markets throughout the Americas, Europe, and Asia, with major operations in the United States, the Netherlands and the United Kingdom.

Respect, quality, transparency and trust constitute AEGON’s core values as the company continually strives to meet the expectations of customers, shareholders, employees and business partners. AEGON is driven to deliver new thinking with the ambition to be the best in the industry.

Forward looking statements

The statements contained in this press release that are not historical facts are forward-looking statements as defined in the US Private Securities Litigation Reform Act of 1995. The following are words that identify such forward-looking statements: believe, estimate, target, intend, may, expect, anticipate, predict, project, counting on, plan, continue, want, forecast, should, would, is confident, will, and similar expressions as they relate to our company. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. We undertake no obligation to publicly update or revise any forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which merely reflect company expectations at the time of writing. Actual results may differ materially from expectations conveyed in forward-looking statements due to changes caused by various risks and uncertainties. Such risks and uncertainties include but are not limited to the following:

•	Changes in general economic conditions, particularly in the United States, the Netherlands and the United Kingdom;

•	Changes in the performance of financial markets, including emerging markets, such as with regard to:

•	The frequency and severity of defaults by issuers in our fixed income investment portfolios; and

•	The effects of corporate bankruptcies and/or accounting restatements on the financial markets and the resulting decline in the value of equity and debt securities we hold;

•	The frequency and severity of insured loss events;

•	Changes affecting mortality, morbidity and other factors that may impact the profitability of our insurance products;

•	Changes affecting interest rate levels and continuing low or rapidly changing interest rate levels;

•	Changes affecting currency exchange rates, in particular the EUR/USD and EUR/GBP exchange rates;

•	Increasing levels of competition in the United States, the Netherlands, the United Kingdom and emerging markets;

•	Changes in laws and regulations, particularly those affecting our operations, the products we sell, and the attractiveness of certain products to our consumers;

•	Regulatory changes relating to the insurance industry in the jurisdictions in which we operate;

•	Acts of God, acts of terrorism, acts of war and pandemics;

•	Changes in the policies of central banks and/or governments;

•	Litigation or regulatory action that could require us to pay significant damages or change the way we do business;

•	Customer responsiveness to both new products and distribution channels;

•	Competitive, legal, regulatory, or tax changes that affect the distribution cost of or demand for our products;

•	Our failure to achieve anticipated levels of earnings or operational efficiencies as well as other cost saving initiatives; and

•	The impact our adoption of the International Financial Reporting Standards may have on our reported financial results and financial condition.

CONTACT INFORMATION

	AEGON, The Hague, NL	AEGON, Baltimore, USA
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Media	+31 (0)70 344 83 44

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